BVLGARI

06013672

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rome, May 16th 2006

By International Courier UPS

Bulgari File Number: **82-34836**

SUPPL

RECEIVED MAY 1 9 2006 213 SECTION

Please find enclosed for submission information required by Rule 12g3-2(b) the following documents:

- Announce of Ernesto Greco'Resignation
- Bulgari Revenues FY 2005
- Bulgari Group results in IV Quarter 2005
- Power Point Presentation (Fiscal Year 2005 and Q4 2005)
- Authorization of acquisition of Bulgari's own shares
- Press release on stock options plan
- Bulgari Group results in first quarter 2006

Best Regards

BVLGARI S.p.A.
Lungotevere Marzio, 11
00186 Roma

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

dlw 5/24

BVLGARI

BULGARI
FILE NUMBER
82-34836

The Bulgari Group announces the resignation of its Chief Financial Officer Ernesto Greco

Rome, January 23rd 2006 – The Bulgari Group announces that Mr. Ernesto Greco, Chief Financial Officer of the Group for over sixteen years, will leave his position to embark on new professional opportunities.

The resignation will be effective June 30th 2006, in order to ensure the necessary operational continuity and a smooth transition between the appointment of his successor, an objective on which the company is already concentrating.

Francesco Trapani, Chief Executive Officer of the Group, thus commented: *"I am sorry that the desire to explore new professional opportunities has led Ernesto to leave the company. During these long years of activities that have driven Bulgari to become one of the most prestigious players in the luxury market through an intense and complex growth process, Ernesto has always played a very important role. I would like to thank him for his great professionalism and unceasing commitment that have always contributed to the development of the Group and I wish him all the success and satisfaction he deserves in his new career".*

Bulgari is one of the global players on the luxury market. In 2004 the Group posted a turnover of 832 million Euro, a net profit of 109 million Euro (IAS/IFRS restated). With a market capitalization of about 2.716 million Euro (as of 01.20.2006), Bulgari relies on a distribution network of 194 stores in the most exclusive shopping areas in the world and on selected distributors. Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange.

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts/ investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://production.investis.com/bulgari/frameset/

BULGARI FILE NUMBER: 82-34386

BVLGARI

Bulgari: strong revenue growth in 2005 (+11% at comparable exchange rates)

- **Full year 2005 turnover: 919 million Euro**
- **Fourth quarter 2005 turnover: 311 million Euro (+13% at comparable exchange rates)**
- **Sales growth for the watch segment:**
  +4% at comparable exchange rates in the full year 2005
  +16% at comparable exchange rates in the fourth quarter 2005

Rome, January 31st 2006 – The revenues of the Bulgari Group in the full year 2005 were 918.7 million Euro compared to 831.6 million Euro in 2004, with an increase of 10.6% at comparable exchange rates (+10.5% at current exchange rates).
In the fourth quarter 2005 sales were 311.4 million Euro compared to 275.0 million Euro posted in the same quarter 2004 (+12.7% at comparable exchange rates and +13.2% at current exchange rates) despite the high comparison base of the previous year (+14%).

The full year 2005 ended with positive sales results for the Group, which were in line with the company's expectations. In fact, all product categories benefited from the new launches and the related investments made during the year: at comparable exchange rates, jewellery sales increased by 7.5%, watches by 4.5%, perfumes by 18.5% and accessories by 24.1%, also thanks to the excellent sales results during the holiday season.

As far as geographical areas are concerned, the brilliant sales performance in Japan (+17.4% at comparable exchange rates and despite the challenging base of +27.2% at comparable exchange rates in 2004) and in United States (+12.5% at comparable exchange rates in comparison with +22.4% at comparable exchange rates in 2004) must be underlined once again, while Far East (-6.5% at comparable exchange rates) and Middle East (-0.4% at current exchange rates) were penalised by a general weakness of the local market and by the stricter distribution policies carried out by the company towards third parties. Signs of recovery must be pointed out for Europe (+15.4%) and Italy (+15.0%), which reached satisfactory sales results thanks both to the positive performance with the local clientele and to an upturn in tourist flows.

In the **fourth quarter 2005**, turnover showed an increase of 12.7% at comparable exchange rates and all product categories continued to rise: at comparable exchange rates, watch sales increased by 16.5%, jewellery by 8.2% (to be compared with the base of +13.3% in the same quarter of the previous year), perfumes by 14.8% and accessories by 11.7%.
As for geographical areas, Japan registered an outstanding performance (+19.7% at comparable exchange rates despite the high comparison base of +29.7% in the previous year), as well as Europe (+33.6% at current exchange rates) and Middle East (+22.2% at current exchange rates). United States registered a growth of 1.1% at comparable exchange rates that should be compared with the very challenging base of +21% posted in the fourth quarter of the two previous years, while Italy increased by 8.4% thus confirming the positive trend already registered in the past quarters. Far East registered a decrease of 14.0% also following the stricter distribution policies already mentioned.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: "*I am satisfied with the sales results reached by the Group in 2005, which are consistent with our expectations: turnover registered a growth of 11%, with an even more robust increase both*

globally and for each product category, when only considering the distribution network of the Bulgari monobrand stores. The watch segment, in particular, showed a positive trend also thanks to the success of the new collection Assioma, thus marking a strong reversal of trend in the last quarter in comparison with the previous quarters. Once again, the Bulgari brand has confirmed its strength and prestige all over the world and these bases make me optimistic for an outlook of growth and development also in 2006".

	2005	Q4 2005	Variation % 2005/2004 **FULL YEAR**		Variation % 2005/2004 **FOURTH QUARTER**	
M. Euro			At current exchange rates REPORTED	At comparable exchange rates	At current exchange rates REPORTED	At comparable exchange rates
Jewels	368.1	118.8	+7.4%	+7.5%	+8.9%	+8.2%
Watches	268.0	96.3	+4.5%	+4.5%	+17.7%	+16.5%
Perfumes	182.4	67.3	+18.3%	+18.5%	+14.5%	+14.8%
Accessories	76.9	22.3	+23.8%	+24.1%	+11.9%	+11.7%
Royalties/Others	23.4	6.8	+43.8%	n.a.	+25.5%	n.a.
Total	918.7	311.4	+10.5%	+10.6%	+13.2%	+12.7%

	2005	Q4 2005	Variation % 2005/2004 **FULL YEAR**		Variation % 2005/2004 **FOURTH QUARTER**	
M. Euro			At current exchange rates REPORTED	At comparable exchange rates	At current exchange rates REPORTED	At comparable exchange rates
ITALY	129.5	43.6	+15.0%	-	+8.4%	-
EUROPE ex IT	218.9	78.8	+15.4%	-	+33.6%	-
AMERICAS	138.2	46.9	+12.6%	+12.5%	+4.9%	+1.1%
JAPAN	238.9	83.6	+15.7%	+17.4%	+17.9%	+19.7%

FAR EAST	139.7	42.1	-4.6%	-6.5%	-10.0%	-14.0%
M.EAST/OTHER	53.4	16.4	-0.4%	n.a.	+22.2%	n.a.
Total	918.7	311.4	+10.5%	+10.6%	+13.2%	+12.7%

Source: Bulgari S.p.A. – Not audited results IAS/IFRS restated

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts/ investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://production.investis.com/bulgari/frameset/

BULGARI FILE NUMBER
82-34836

BVLGARI

Bulgari Group: excellent results in the fourth quarter 2005

- **Turnover**
  Fourth Quarter 2005 **311.2 million Euro (+12.6% at comparable ex. rates)**
  Full Year 2005 **918.5 million Euro (+ 10.6% at comparable ex. rates)**
- **Gross Margin**
  Fourth Quarter 2005 **66.1% vs. 65.1% in the fourth quarter 2004**
  Full Year 2005 **65.0% vs. 63.6% in the full year 2004**
- **Operating profit (before promotional and advertising investments)**
  Fourth Quarter 2005 **111.2 million Euro (+27. 2%)**
  Full Year 2005 **259.1 million Euro (+13.5%)**
- **Operating profit**
  Fourth Quarter 2005 **72.4 million Euro (+31.9%)**
  Full Year 2005 **142.8 million Euro (+8.4%)**
- **Net profit**
  Fourth Quarter 2005 **61.2 million Euro (+32.3%)**
  Full Year 2005 **116.4 million Euro (+7.1%)**
- **Proposed dividend: 0.25 Euro per share (+13.6%)**
- **Proposed date for coupon clipping: May 22nd 2006**

Rome, March 27th 2006 - The Board of Directors of Bulgari S.p.A. approved today the draft of financial statement for the Company and the draft of consolidated financial statements for the Group in 2005. The consolidated financial statements for the Group in 2005 have been prepared in accordance with IAS/IFRS principles.

Bulgari Group **consolidated turnover** of the fourth quarter 2005 was 311.2 million Euro, compared to 275.0 million Euro of 2004 (+12.6% at comparable exchange rates and + 13.2% at current exchange rates). The quarter ended with positive sales results in all product categories: at comparable exchange rates, in fact, jewellery increased by 8.3%, watches by 16.2% - also thanks to the introduction in the last part of the year of the new model *Assioma*, which generated solid sales volumes and whose performance continues to be very positive – perfumes by 14.9% and accessories by 11.8%.
As far as geographical areas are concerned, a strong recovery in Europe (+33.0% at current exchange rates), thanks to the good performance with local clientele and to a reasonable upturn of tourist flows, must be underlined, together with the outstanding sales results registered in Japan (+19.7% at comparable exchange rates) and in Middle East (+22.2% at current exchange rates). A positive sales trend in Italy (+9.4%) and the substantial stability in United States (+1.0% at comparable exchange rates and to be compared with the very challenging base of +21% posted in the fourth quarter of the two previous years) must be put in evidence, while Far East (-14.3% at comparable exchange rates) was penalised by a general weakness of the local market and by the stricter distribution policies carried out by the company towards third parties.

Gross margin of the quarter – from 179.0 million Euro in 2004 to 205.7 million Euro in 2005 (+14.9%) – went from 65.1% to 66.1%. The improvement is particularly significant in consideration of the rise in prices of the main raw materials and testifies, once again, the efficacy of the measures adopted to increase productive efficiency and to reach a greater vertical integration in strategic sectors.

Operating costs, excluding advertising and promotional expenses, went from 91.6 million Euro in the fourth quarter 2004 to 94.5 million Euro in the fourth quarter 2005 (+3.1%), and the **operating profit before advertising and promotional expenses** was therefore 111.2 million Euro, with an increase of 27.2% compared to 87.4 million Euro of the same quarter of last year, thus raising this operating margin from 31.8% to 35.7%.

In line with the investment strategies of the Group, **advertising and promotional activities** registered an increase of 19.2%, going from 32.5 million Euro in the fourth quarter 2004 (11.8% of turnover) to 38.8 million Euro in the fourth quarter 2005 (12.5% of turnover). **Operating profit** was therefore 72.4 million Euro (+31.9% compared to 54.9 million Euro in the fourth quarter 2004), with an impact on net revenues of 23.3% (20.0% in the same quarter of last year).

Net profit of the quarter was 61.2 million Euro compared to 46.2 million Euro of the fourth quarter 2004 (+32.3%), thus representing 19.7% of turnover (16.8% in the same quarter of last year).

As for **full year 2005**, **consolidated revenues** were 918.5 million Euro (+10.6% at comparable exchange rates) in comparison to 831.6 million Euro posted in the last financial year. **Gross margin** went from 529.1 million Euro to 596.9 million Euro (from 63.6% to 65.0%).
Operating costs, excluding advertising and promotional expenses, went from 301.0 million Euro in 2004 to 337.9 million Euro in 2005 (+12.3%). **Operating profit before advertising and promotional expenses** was therefore 259.1 million Euro with an increase of 13.5% compared to 228.2 million Euro of the previous year, with an increase of this operating margin from 27.4% to 28.2%. **Advertising and promotional activities** registered an extraordinary increase of 20.6%, from 96.4 million Euro in 2004 (11.6% of turnover) to 116.3 million Euro in 2005 (12.7% of turnover), in order to sustain the important launches made during the year in all product categories. Such investments should be under 12.0% in the financial year 2006. **Operating profit** was 142.8 million Euro (+8.4% compared to 131.8 million Euro in 2004), while **net profit** was 116.4 million Euro compared to 108.8 million Euro in the previous year (+7.1%).

These results have been achieved in a context of relevant investments for the Bulgari Group in three main areas: the further enlargement and upgrading of the directly run distribution network with the opening of important flagship stores in London (New Bond Street in November 2004), Osaka (in November 2004) and Paris (Place Vendôme in December 2005); the implementation of the new accessories project, with the development of a wider product assortment, the study of a new store format and the opening of two stores fully dedicated to this product category (in Tokyo and Osaka in November 2005); the perfumes direct distribution in US.

Financial net indebtedness of the Group as of 12.31.2005 was 49.9 million Euro compared to 13.0 million Euro as of 12.31.2004, while inventory increased by 9.0% (from 463.2 million Euro at the end of 2004 to 505.1 million Euro at the end of 2005), further increasing its rotation.

The Board of Directors has also approved the draft of financial statement for the parent company Bulgari S.p.A., which highlighted a net profit of 60.1 million Euro (compared to

56.6 million Euro of 2004). The parent company's total revenues were 58.3 million Euro (51.7 million Euro in 2004), with an increase of 12.7%.

The Board of Directors has also approved to propose the distribution of a unit dividend of 0.25 Euro compared to 0.22 Euro of the last financial year (+13.6%). This proposal will be submitted to the approval of the the Annual General Meeting taking place next April 27th, 2006 11.00 am on first call and on May 2nd, 2006 11.00 am on second call. The Board also approved to submit to the Annual Meeting the date of May 25th, 2006 for the dividend payment by clipping coupon n. 12 on May 22nd, 2006.

The Board of Directors has approved the report to be presented to the shareholders' meeting relating to the resolution authorising the purchase and/or sale of its own shares, to be used to stabilise the stock price, to create the Company's own portfolio which may be used to service the issuance of convertible bonds or warrants or to allow a reduction of the share capital, if any, through cancellation of such shares. The authorisation concerns the purchase and/or sale of a maximum of 25,000,000 of its own shares. As of today, the Company does not own its own shares. The authorisation is requested for a maximum period of 18 months from the date of the shareholders meeting which will decide to authorise said purchase and/or sale. The corresponding minimum and maximum purchase and/or sale price shall not be less than Euro 5 and shall not exceed Euro 15.

The Board of Directors has approved the annual corporate governance report as well as the new Procedure for disclosure to the market of the transactions effected by Relevant Persons and by persons related to them.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: "*I am satisfied with the results achieved by the Group in the fourth quarter of the year and in the full year 2005, which are in line with our expectations and were reached in a general context of important investments for the future. In addition to the satisfaction for the sales performance of jewellery and perfumes, I am particularly enthusiastic about the sales of watches, whose excellent performance during the forth quarter proved the winning combination between product development and distribution strategies. With this significant premises and also thanks to the accessories project, which saw massive investments while giving us a great satisfaction, I am convinced that 2006 will confirm a further growth for the Group and the strengthening of the Bulgari brand all over the world.*"

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts / investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://production.investis.com/bulgari/frameset/

BVLGARI

BULGARI GROUP

M. EURO	2005	2004
REVENUES	918.5	831.6
OPERATING PROFIT	142.8	131.8
% OP. PROF./TURNOVER	15.5%	15.8%
NET PROFIT	116.4	108.8
%NET PROF./TURNOVER	12.7%	13.1%

REVENUES by PRODUCT CATEGORY	2005	Q4 2005	% growth 2005/2004 FULL YEAR		% growth 2005/2004 FOURTH QUARTER	
M. Euro			At current exchange rates REPORTED	At comparable exchange rates	At current exchange rates REPORTED	At comparable exchange rates
Jewels	368.2	118.9	+7.5%	+7.6%	+9.0%	+8.3%
Watches	267.9	96.2	+4.5%	+4.5%	+17.6%	+16.2%
Perfumes	182.4	67.3	+18.3%	+18.5%	+14.6%	+14.9%
Accessories	76.9	22.3	+23.8%	+24.2%	+12.0%	+11.8%
Royalties/Other	23.1	6.5	+42.3%	n.a.	+20.9%	n.a.
Total	918.5	311.2	+10.5%	+10.6%	+13.2%	+12.6%

REVENUES by GEOGRAPHICAL AREA	2005	Q4 2005	% growth 2005/2004 FULL YEAR		% growth 2005/2004 FOURTH QUARTER	
M. Euro			At current exchange rates REPORTED	At comparable exchange rates	At current exchange rates REPORTED	At comparable exchange rates
ITALY	129.9	44.0	+15.4%	-	+9.4%	-
EUROPE ex IT	218.6	78.4	+15.2%	-	+33.0%	-

BVLGARI

AMERICAS	138.2	46.9	+12.6%	+12.5%	+4.8%	+1.0%
JAPAN	238.9	83.6	+15.7%	+17.4%	+17.9%	+19.7%
FAR EAST	139.6	41.9	-4.7%	-6.6%	-10.3%	-14.3%
M.EAST/OTHER	53.3	16.4	-0.4%	n.a.	+22.2%	n.a.
Total	918.5	311.2	+10.5%	+10.6%	+13.2%	+12.6%

Source: Bulgari S.p.A. - Non-audited results.

BULGARI FILE NUMBER: 82-34836

THE BVLGARI GROUP

Fiscal Year 2005 and Q4 2005

Rome, 27 March 2006

BVLGARI

hen printing the presentation please choose the "Pure B/W" option

FINANCIAL RESULTS
Q4 2005

Eur mios.	Q4 2005	Q4 2004	DELTA Q4 05/04
REVENUES - reported	**311.2**	275.0	**+13.2%**
REVENUES - const.currency			+12.6%
GROSS PR.	**205.7**	179.0	**+14.9%**
Gross margin	***66.1%***	*65.1%*	
EBIT BEFORE ADVERT & PROM	**111.2**	87.4	**+27.2%**
Margin	***35.7%***	*31.8%*	
ADVERTISING AND PROM.	**38.8**	32.5	**+19.2%**
% on revenues	***12.5%***	*11.8%*	
EBIT	**72.4**	54.9	**+31.9%**
Ebit margin	***23.3%***	*20.0%*	
NET PROFIT	**61.2**	46.2	**+32.3%**
Net profit margin	***19.7%***	*16.8%*	

BVLGARI

2005 and 2004 IFRS compliant

FINANCIAL RESULTS FY 2005

Eur mios.	FY 2005	FY 2004	DELTA FY 05/04
REVENUES - reported	918.5	831.6	+10.5%
REVENUES - const.currency			+10.6%
GROSS PROFIT	596.9	529.1	+12.8%
Gross margin	*65.0%*	*63.6%*	
EBIT BEFORE ADVERT & PROM.	259.1	228.2	+13.5%
Margin	*28.2%*	*27.4%*	
ADVERTISING AND PROM.	116.3	96.4	+20.6%
% on revenues	*12.7%*	*11.6%*	
EBIT	142.8	131.8	+8.4%
Ebit margin	*15.5%*	*15.8%*	
NET PROFIT	116.4	108.8	+7.1%
Net Profit margin	*12.7%*	*13.1%*	

BVLGARI

2005 and 2004 IFRS compliant

REVENUES – 2005 AND Q4 2005

DETAIL BY PRODUCT LINE

PRODUCT CATEGORY	FY 2005		Q4 2005		% GROWTH 2005/2004 FULL YEAR		% GROWTH 2005/2004 FOURTH QUARTER	
					REPORTED	**AT COMP.FX**	REPORTED	**AT COMP.FX**
	MEUR	% ON TOTAL SALES	MEUR	% ON TOTAL SALES	% GROWTH		% GROWTH	
JEWELRY	**368**	40%	**119**	38%	+7.5	**+7.6**	+9.0%	**+8.3%**
WATCHES	**268**	29%	**96**	31%	+4.5	**+4.5**	+17.6%	**+16.2%**
PERFUMES	**182**	20%	**67**	22%	+18.3	**+18.5**	+14.6%	**+14.9%**
ACCESSORIE S	**77**	8%	**22**	7%	+23.8	**+24.2**	+12.0%	**+11.8%**
ROYALTIES AND OTHER	**23**	3%	**7**	2%	+42.3	**n.a.**	+20.9%	**n. a.**
TOTAL	**919**	100%	**311**	100%	+10.5	**+10.6**	+13.2%	**+12.6%**

BVLGARI

2005 and 2004 IFRS compliant

REVENUES – 2005 AND Q4 2005

DETAIL BY GEOGRAPHICAL AREA

GEOGRAPHICAL AREA	FY 2005		Q4 2005		% GROWTH 2005/2004 FULL YEAR		% GROWTH 2005/2004 FOURTH QUARTER	
					REPORTED	**AT COMP.FX**	REPORTED	**AT COMP.FX**
	MEUR	% ON TOTAL SALES	MEUR	% ON TOTAL SALES	% GROWTH		% GROWTH	
ITALY	**130**	14%	**44**	14%	+15.4%	-	+9.4%	-
EUROPE W/OUT ITALY	**219**	24%	**78**	25%	+15.2%	-	+33.0%	-
AMERICAS	**138**	15%	**47**	15%	+12.6%	**+12.5%**	+4.8%	**+1.0%**
JAPAN	**239**	26%	**84**	27%	+15.7%	**+17.4%**	+17.9%	**+19.7%**
FAR EAST	**140**	15%	**42**	14%	-4.7%	**-6.6%**	-10.3%	**-14.3%**
MIDDLE EAST AND OTHER	**53**	6%	**16**	5%	-0.4%	**n. a.**	+22.2%	**n. a.**
TOTAL	**919**	100%	**311**	100%	+10.5%	**+10.6%**	+13.2%	**+12.6%**

2005 and 2004 IFRS compliant

GROSS MARGIN
Q4 2005 and FY 2005



+100 BASIS POINTS
60,8%
64,1%
65,1%
66,1%
Q4 2002
Q4 2003
Q4 2004
Q4 2005



+140 BASIS POINTS
60,6%
62,5%
63,6%
65,0%
2002
2003
2004
2005

2005 and 2004 IFRS compliant

BVLGARI

EBIT MARGIN before ADVERTISING & PROMOTION FY 2005



+180 BASIS POINTS
23,8%
26,0%
27,4%
28,2%
2002
2003
2004
2005

2005 and 2004 IFRS compliant

BVLGARI

ADVERTISING AND PROMOTION
INVESTEMENTS IN M.EURO AND AS A % ON REVENUES
Q4 2005



+19%
33
39
Q4 2004
11.8%
Q4 2005
12.5%
On tot.revenues

2005 and 2004 IFRS compliant

BVLGARI

ADVERTISING AND PROMOTION

INVESTEMENTS IN M.EURO AND AS A % ON REVENUES



+21 %
19
24
33
50
61
82
102
76
81
96
116
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

% on REV	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
% on REV	9.6%	10.2%	11.1%	13.6%	12.6%	12.2%	13.4%	9.9%	10.6%	11.6%	12.7%

2005 and 2004 IFRS compliant

BVLGARI

EBIT MARGIN
FY 2005


13,9%
15,4%
15,8%
15,5%
2002
2003
2004
2005

2005 and 2004 IFRS compliant

BVLGARI

CONSOLIDATED TAX RATE FY 2005



19,6%
15,6%
15,4%
10,5%
11,6%
2001
2002
2003
2004
2005

2005 and 2004 IFRS compliant

BVLGARI

NET MARGIN
FY 2005


9,8%
12,1%
13,1%
12,7%
2002
2003
2004
2005

2005 and 2004 IFRS compliant

BVLGARI

NET WORKING CAPITAL

Me euro	2001	2002	2003	2004	**2005**
RECEIV.	124	143	132	160	**169**
INVENTORY	547	477	430	463	**505**
PAYABL.	-119	-118	-109	-152	**-168**
TOT NWC	552	502	453	471	**506**

EXCLUDING OTHER REC. AND OTHER PAY.

INVENTORY ROTATION DAYS on REVENUES



257
222
204
201
198
220
170
2001
2002
2003
2004
2005

BVLGARI

2004 and 2005 IFRS compliant

CAPITAL EXPENDITURE

M.EURO	2001	2002	2003	2004	2005
TANGIBLE	36	24	23	27	35
INTANGIBLE Excluding Goodwill Including Key Money	12	9	15	17	27
TOTAL	48	33	38	44	62

2005 and 2004 IFRS compliant

BVLGARI

CASH FLOW GENERATION

M.EURO



160
140
120
100
80
60
40
20
0
48
107
33
117
38
131
50
144
63
151
2001
2002
2003
2004
2005
INVESTMENTS
CASH FLOW

BVLGARI

2005 and 2004 IFRS compliant

Investments = Tangible, Intangible, Goodwill

BALANCE SHEET HIGHLIGHTS

M.EURO

GEARING				
60%	25%	8%	2%	7%



860
660
460
260
60
-140
-340
475
548
587
643
686
-284
-136
-45
-13
-50
2001
2002
2003
2004
2005
Net Equity
Net Cash

BVLGARI

2005 and 2004 IFRS compliant

2005 – NETWORK EVOLUTION

	2004	**2005**
DOS BOUTIQUES	107	**117**
FRANCHISEES	38	**42**
TOTAL STORES	145	**159**
TRAVEL RETAIL AND WHOLESALE STORES (POINTS OF SALE)	49	**48**
TOTAL STORES+P.O.S	194	**207**

MAIN NEW OPENINGS:

DIRECTLY OPERATED STORES (DOS):
PARIS PLACE VENDOME, OSAKA SHINSAIBASHI SOGO, TAIPEI 101, SEVILLA EL CORTE INGLES...
FRANCHISEES: DUBAI MALL

MAIN D.O.S. REFURBISHINGS/RELOCATIONS/ENLARGEMENTS:
VENEZIA, GENEVE, TOKYO SHINJUKU TAKASHIMAYA, SAPPORO MITSUKOSHI, SINGAPORE HILTON

BVLGARI FOCUS 2006
IMPORTANT PRODUCT LAUNCHES IN ALL CATEGORIES

	JEWELRY	WATCHES	PERFUMES	ACCESSORIES EYEWEAR
NEW PRODUCTS	TO BE PRESENTED TO THE TRADE IN BASEL APRIL 2006		EAU PARFUMEE AU THE ROUGE NOW IN STORE	SPRING COLLECTION NOW IN STORE
NEW VERSIONS			SEASONAL FLANKERS	FALL/WINTER
ADVERTISING CAMPAIGNS	THE BVLGARI CAMPAIGNS ADVERTISE FIRST OF ALL THE BRAND			
	DEDICATED CAMPAIGNS FOR THE NEW PRODUCTS DIAMOND PROJECT Bzero1 CAMPAIGN		NEW THE ROUGE CAMPAIGN, MORE TO COME	NEW EYEWEAR CAMPAIGN

BVLGARI

QUESTIONS & ANSWERS

BVLGARI CORPORATE WEBSITE

http://www.bulgari.com

For more information about the the Bvlgari products please join the dedicated mailing list.

BVLGARI INVESTOR RELATIONS WEBSITE

http://production.investis.com/bulgari/frameset

In order to receive updates via e-mail on the quarterly results releases, please add your name and e-mail address to the Alerting Service.

For investor relations queries, please contact: renata.casaro@bulgari.com.

Thank you.

HISTORICAL REPORTED REVENUES BY PRODUCT LINE
% GROWTH AND % ON TOTAL SALES

YOY GROWTH	1998	1999	2000	2001	2002	2003	2004 IAS	2005 IAS
JEWELS	+8	+30	+47	+26	+2.1	+4.7	+11.4	+7.5
WATCHES	+15	+41	+43	-6	-1.0	-16.6	+5.0	+4.5
PERFUMES	+63	+18	+15	+37	+4.8	+3.1	+12.8	+18.3
ACCESSORIES	+292	+41	+53	+48	+3.7	+39.5	+11.5	+23.8
ROYALTIES AND OTHER	+86	+25	+15	+11	-17.8	+4.8	-18.2	+42.3
BREAKDOWN	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**2004 IAS**	**2005 IAS**
JEWELS	33	32	34	38	38	41	41	40
WATCHES	42	45	46	39	38	32	31	29
PERF.	19	16	14	16	17	18	19	20
ACCESS.	3	4	4	5	5	7	8	8
ROYALT. OTH	3	3	2	2	2	2	1	3

2005 and 2004 IFRS compliant

HISTORICAL REPORTED REVENUES BY GEOGRAPHICAL AREA
% GROWTH AND % ON TOTAL SALES

YOY GROWTH	1998	1999	2000	2001	2002	2003	2004 IAS	2004 IAS
ITALY	+33	+17	+43	+19	+2.8	-1.6	**+6.7**	**+15.4**
EUROPE	+15	+20	+38	+24	-3.3	-0.9	**+0.0**	**+15.2**
AMERICAS	+35	+26	+28	-16	-2.0	-6.2	**+12.9**	**+12.6**
JAPAN	+32	+60	+36	+7	+7.3	+0.9	**+24.1**	**+15.7**
FAR EAST	+3	+58	+61	+27	-6.6	+7.5	**+2.7**	**-4.7**
M.EAST OTH	+22	+19	+47	+59	+23.7	-24.6	**+15.7**	**-0.4**

BREAKDOWN	1998	1999	2000	2001	2002	2003	2004 IAS	2004 IAS
ITALY	14	13	13	14	14	14	**13**	**14**
EUROPE	27	24	24	26	25	25	**23**	**24**
AMERICAS	24	23	21	15	15	14	**15**	**15**
JAPAN	18	22	21	20	21	22	**25**	**26**
FAR EAST	12	14	17	19	17	19	**18**	**15**
M.EAST OT.	5	4	4	6	8	6	**6**	**6**

Disclaimer

This document is for institutional investors only and is not available to private customers. This document is being supplied to a limited number of recipients and it may not be distributed, published or reproduced in whole or in part or disclosed by recipients to any other person.
Under no circumstances shall this document constitute an offer to sell, an invitation to acquire or the solicitation of an offer to buy securities in any jurisdiction.

Each investor contemplating purchasing securities issued by Bulgari SpA or any of its subsidiaries should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, Bulgari SpA or any of its subsidiaries and should carefully consider the high risks involved in purchasing these securities.

This document contains certains forward looking statements and key financial goals which reflect management's current views, estimates, and objectives. The forward looking statements and key financial goals involve certain risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements and key financial goals.

Potential risks and uncertainties include, amongst other things, internal, industry and external factors, such as general economic conditions

Source of the information presented:
FY 2004 IAS presentation,
FY 2005 SALES - 31.01.2006 presentation
FY 2005 RESULTS- 27.03.2006 press releases, presentation and institutional conference calls
WWW.BULGARI.COM web site

BVLGARI

BULGARI FILE NUMBER: 82-34836

BULGARI S.p.A.: AUTORIZZATO ACQUISTO DI AZIONI PROPRIE

Roma, 28 aprile 2006

L'Assemblea ordinaria degli azionisti di Bulgari S.p.A. tenutasi ieri 27 Aprile 2006 ha autorizzato, per un periodo di 18 mesi, l'acquisto di massimo n. 25.000.000 di azioni ordinarie della Società, ad un prezzo unitario di acquisto compreso tra un minimo di Euro 5 ed un massimo di Euro 15, nei limiti di legge e comunque entro il limite massimo di spesa, derivante dall'ammontare degli utili distribuibili e delle riserve disponibili risultanti dal bilancio dell'esercizio 2005, pari a Euro 206.330.883.

Il programma ha i seguenti obiettivi: **(i)** agevolare la stabilizzazione dell'andamento del titolo e la liquidità dello stesso sul mercato azionario ovvero, **(ii)** costituire un portafoglio di azioni proprie che possa eventualmente essere utilizzato a servizio di emissioni di obbligazioni convertibili o con warrant ovvero, **(iii)** consentire un'eventuale riduzione del capitale sociale mediante annullamento delle stesse.

Le operazioni di acquisto saranno effettuate sul mercato, in modo da assicurare la parità di trattamento tra gli azionisti, ai sensi dell'articolo 132 del decreto legislativo 24 febbraio 1998, n. 58, con le modalità previste dal Regolamento dei Mercati Organizzati e Gestiti da Borsa Italiana.

Tale autorizzazione revoca la precedente approvata con delibera assembleare dello scorso 28 aprile 2005.

BULGARI S.p.A.: Authorization of Acquisition of its Own Shares

Rome, April 28, 2006

The Shareholders' Meeting of Bulgari S.p.A. (the "Company") held on April 27, 2006 authorized the acquisition by the Company of a maximum of 25,000,000 of its own ordinary shares, for a period of 18 months, at a price per share of a minimum of 5 Euro and a maximum of 15 Euro, within the limits prescribed by law and in any event up to the maximum amount of the distributable profits and available reserves set forth in the Company's financial statement as of December 31 2005, equal to Euro 206,330,883.00.

The reasons for the purchase of the Company's own shares are the following: (i) to stabilize the shares and their liquidity on the stock market and/or (ii) to establish a portfolio of its own shares which may be utilized to service the issue of convertible shares or warrants and/or (iii) to permit the reduction of share capital through the cancellation of the shares so acquired.

The acquisition of the shares shall take place on the market to ensure the equal treatment of shareholders pursuant to Article 132 of Italian Legislative Decree dated February 24 1998, n. 58, in accordance with the Rules of the Markets organized and managed by Borsa Italiana.

Such authorization revokes the previous one granted at the Shareholders' Meeting held on April 28, 2005.

BULGARI FILE NUMBER: 82-36836

PRESS RELEASE ON STOCK OPTIONS PLANS

This is to inform that Bulgari S.p.A. will allot options for the subscription of ordinary shares of the Company, in performance of the stock option plans in favour of key directors of the Company and of the Group, already approved at the Shareholders' Meetings held on April 10, 1996 and on April 29 2003, and the stock option plan in favour of the Chief Executive Officer Francesco Trapani already approved at the Shareholders' Meeting held on April 28 2005, as incentive and loyalty instruments.

The implementation of those plans is delegated to the Board of Directors of the Company and in particular to its Chairman and/or its Managing Director, jointly or severally, and it is not subject to satisfaction of conditions or achievement of specific results.

The plans do not enjoy support from the special fund for encouraging worker participation in firms, referred to in article 4 (112) of Italian Law No. 350 dated 24 December 2003.

The price at which the shares will be issued, inclusive of share premium and nominal value, shall be determined by the Board of Directors of the Company and in particular by its Chairman and/or by its Managing Director, jointly or severally, in an amount equal to the average of the official price of the Bulgari share for the month preceding the date of allotment of the options, found in the Telematic Market of Borsa Italiana S.p.A.

The shares thus issued upon exercise of the options will have earnings commencing from the beginning of the then current financial year. If, taking into consideration their earnings, the shares thus issued do not contain rights identical to those of the shares traded upon issuance in the Telematic Market of Borsa Italiana S.p.A., the issued shares may not be sold on such market until the date in which there are no longer such differences, since the Company is not bound to request Borsa Italiana S.p.A. for separate trading in this regard.

The stock options may not be transferred to any person or entity or pledged or subject to any act of disposition creating third party rights, other than by inheritance. The trust administration of the shares is entrusted to a trust company. The issued shares are immediately available provided that: (i) in the event the beneficiary does not intend to immediately sell the shares, their endorsement in his/her name cannot take place until 30 days after the date of their issuance, (ii) the trust company is instructed not to proceed with the sale of the shares upon request of the beneficiary, in the event the number of shares inclusive of those for which it already received instructions to sell by other beneficiaries, for the same date of trade, exceeds 33% of the average number of shares traded on a continuous basis in the Telematic Market in the 30 working days preceding the date of trade.

BULGARI FILE NUMBER 82-34836

BVLGARI

Bulgari Group: growing financial results in the first quarter 2006

- **Turnover: 203.9 million Euro (+14%)**
- **Gross margin: 65.0% (65.2% in the first quarter 2005)**
- **Operating profit: 21.8 million Euro (+15%)**
- **Net profit: 18.2 million Euro (+19%)**

Rome, May 11th 2006 - The Board of Directors of Bulgari S.p.A. approved today the consolidated financial statements for the Bulgari Group's first quarter 2006, which highlight a **turnover** of 203.9 million Euro increased by 13.6% at current exchange rates (+11.9% at comparable exchange rates) in comparison to the same period of last year. **Operating profit** and **net profit** increased by 15% and 19% respectively in comparison to the same period of 2005, whose figures have been restated in accordance with the IFRS/IAS principles, adopted by the Group as from the first semester 2005.

The period January - March 2006 registered, once again, a good performance in jewellery sales (+ 8.2% compared to the first quarter 2005), which has to be compared to a similarly remarkable growth posted last year in the first quarter (+10.2%). The watch segment, after the outstanding sales trend highlighted in the last quarter 2005, continued to grow as well, registering a 13.1% increase and showing its potentialities also thanks to the success bestowed to the new interpretation of the iconic collection *BVLGARI BVLGARI*, presented at the Basel Fair. Perfumes sales – equal to 33.7 million Euro in the quarter - consolidated the success of this segment and has to be compared with a record first quarter 2005 (+19.8% compared to the first quarter 2004), when the men fragrance *AQVA* was launched. The Company expects a further improvement in the perfumes segment also thanks to the new important launches scheduled for the second part of the year. The strategic importance of the accessories segment was confirmed by the extraordinary sales success in the quarter (+44.2%), which rewarded the Company for the choice to invest in this relatively new business for the Group.

As far as geographical areas are concerned, great satisfaction came from the robust and continuative sales performance in Japan (+25.3%), which has to be compared with an already very high comparison base (+19.9% in the first quarter 2005). Sales performance in Europe excluding Italy (+27.1%) and in the Middle East / Other (+22.5% at current exchange rates) was very good as well. Italy showed a very positive sales trend in the quarter (+13.9%), which has to be compared with the very high base of last year (+21.4% in the first quarter 2005), as well as the Unites States (+8.4% compared to a base of +33.7% in the first quarter of last year). Far East, finally, registered a negative sales trend (-24.7%) due to the weakness of some markets and the continuation of the more attentive policies carried out by the company towards third distributors.

All the variations reported above – unless differently specified - are expressed at comparable exchange rates.

Gross margin - from 117.1 million Euro in the first quarter 2005 to 132.4 million Euro in the first quarter 2006 (+13.1%) – remained substantially stable (65.0% in 2006 compared to 65.2% in 2005). This result is particularly positive thanks to the success of the measures adopted to increase productive efficiency and to reach a greater vertical integration in strategic sectors and considering the strong rise in prices of the main raw materials and that

the consequent price increase, planned by the Company, will have its effect in the future months.

Operating profit of the quarter was 21.8 million Euro (+15.2% compared to 19.0 million Euro in the same quarter 2005) thus raising the operating margin from 10.6% in 2005 to 10.7% in 2006. **Operating costs, excluding promotional and advertising expenses**, went from 74.5 million Euro in the first quarter 2005 to 87.0 million Euro in the first quarter 2006 (+16.7%); this increase has to be essentially attributed to the current important investments aiming to strengthen the distribution network of Bulgari's owned stores. **Promotional and advertising expenses** were substantially stable at 23.6 million Euro (+0.1% compared to the first quarter 2005, 11.6% of turnover).

Net profit of the quarter was 18.2 million Euro compared to 15.3 million Euro of last year (+18.6%) and represented 8.9% of turnover (8.5% in 2005). Taxes and not operating costs kept registering a positive trend thanks to the accurate monitoring activity of the Group.

Financial net indebtedness of the Group as of 03.31.2006 was 63.2 million Euro, compared to 49.9 million Euro as of 12.31.2005. This increase is due to the seasonal nature of the business, since the stocks are normally built up in the first part of the year. **Inventory** increased by 6.7% only (from 497 million Euro at the end of March 2005 to 530 million Euro at the end of March 2006) and highlighted a further optimisation of the rotation index.

Finally, as from May 15th, Alberto Nathansohn will become part of the Bulgari Group as Corporate Finance and Administration Executive Vice President, directly reporting to the Chief Executive Officer and replacing Mr. Ernesto Greco, who will leave the Company.

Mr. Nathansohn, 48 years old, has an almost twenty-year experience in the Pirelli Group both in Italy and abroad in several roles and in the last five years he served as Chief Executive Officer of Eurofly Service SpA.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: *"The results achieved through this first quarter of the year in all product categories and in all countries make me optimistic also for the forthcoming months and confirm that we are going in the right direction. In accordance with the guidance given to the market at the beginning of the year, in fact, I expect for 2006 – without extraordinary events - an 8-9% increase at comparable exchange rates for turnover and net profits."*

Bulgari is one of the global players on the luxury market. In 2005 the Group posted a turnover of 919 million Euro, a net profit of 116.4 million Euro. With a market capitalization of about 2,919 million Euro (as of 05.10.2006), Bulgari relies on a distribution network of about 200 stores in the most exclusive shopping areas in the world and on selected distributors. Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange.

BVLGARI

M.EURO	Q1 06	Q1 05
REVENUES	203.9	179.4
OPERATING PROFIT	21.8	19.0
EBIT MARGIN	10.7%	10.6%
NET PROFIT	18.2	15.3
NET MARGIN	8.9%	8.5%

PRODUCT CATEGORIES	Q1 06 M.EUR	% ON TOTAL REVENUES	DELTA% Q1 06/ Q1 05	
			AT CURRENT FX REPORTED	AT COMP. FX RATES
JEWELS	79.4	39.0%	+10.0%	+8.2%
WATCHES	58.3	28.6%	+15.9%	+13.1%
PERFUMES	33.7	16.5%	-1.2%	-1.9%
ACCESSORIES	25.4	12.5%	+44.8%	+44.2%
ROYALTIES / OTHERS	7.0	3.4%	+33.9%	N/A
Total	203.9	100%	+13.6%	+11.9%

GEOGRAPHICAL AREAS	Q1 06 M.EUR	% ON TOTAL REVENUES	DELTA% Q1 06/ Q1 05	
			AT CURRENT FX REPORTED	AT COMP. FX RATES
ITALY	24.7	12.1%	+13.9%	
EUROPE EX IT.	48.1	23.6%	+27.1%	
AMERICAS	35.0	17.2%	+15.3%	+8.4%
JAPAN	58.0	28.4%	+22.8%	+25.3%
FAR EAST	25.6	12.6%	-20.3%	-24.7%
M.EAST/OTH	12.5	6.1%	+22.5%	N/A
Total	203.9	100%	+13.6%	+11.9%

<u>**For further information**</u>

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts / investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://production.investis.com/bulgari/frameset/

BVLGARI

GRUPPO BULGARI
CONSOLIDATED FINANCIAL STATEMENT
€/000

	31 marzo 2006	31 dicembre 2005
Tangible fixed assets	97.428	98.066
Intangible fixed assets	90.941	90.603
Financial investments	40.279	34.838
Total fixed assets	228.648	223.507
Other non current assets	45.063	45.385
NON CURRENT ASSET	**273.711**	**268.892**
Non current asset available for sales	-	-
Inventories	530.187	505.058
Receivables	127.394	170.777
Other current assets	78.371	70.929
Cash and bank balances	30.282	26.685
CURRENT ASSET	**766.234**	**773.449**
TOTAL ASSET	**1.039.945**	**1.042.341**
Shareholders' equity for the Group	(692.038)	(677.646)
Net equity of minority Shareholders	(8.037)	(8.587)
Total Shareholders' equity	**(700.075)**	**(686.233)**
Reserve for employee termination indem.	(14.395)	(14.307)
Reserve for risks and charges	(5.640)	(3.673)
Other non current liabilities	(31.539)	(31.475)
Non current financial bank debts	(28.113)	(25.261)
NON CURRENT LIABILITIES	**(79.687)**	**(74.716)**
Non current liabilities available for sales	-	-
Trade payables	(135.423)	(168.239)
Other current liabilities	(51.392)	(50.112)
Current bank financial debts	(73.368)	(63.041)
CURRENT LIABILITIES	**(260.183)**	**(281.392)**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**(1.039.945)**	**(1.042.341)**

BVLGARI

GRUPPO BULGARI
CONSOLIDATED INCOME STATEMENT
€/000

	31 marzo 2006	31 marzo 2005
Total net revenues	**203.883**	**179.402**
Cost of sales	(71.447)	(62.344)
Total contribution margin	**132.436**	**117.058**
- Personnel costs	*(37.838)*	*(33.598)*
- Variable selling expenses	*(8.368)*	*(6.663)*
- General expenses	*(32.672)*	*(25.763)*
- Advertising and promotional expenses	*(23.623)*	*(23.594)*
- Amortization and depreciation	*(8.097)*	*(8.488)*
Net operating expenses	*(110.598)*	*(98.106)*
Operating profit	**21.838**	**18.952**
- Financial gains (losses)	*(1.794)*	*(1.269)*
- Foreign exchange gain (losses)	*1.028*	*874*
Total financial gains (losses)	*(766)*	*(395)*
Net result before taxes and minority interest profit	**21.072**	**18.557**
Current and deferred taxes	(2.776)	(2.699)
Net result before minority interest profit	**18.296**	**15.858**
Minority interest profit	(115)	(525)
Net result	**18.181**	**15.333**
Earning per share (in Euros)	**0,06**	**0,05**
Number of shares on which the calculation is based	297.814.044	296.822.787
Diluted earning per share (in Euros)	**0,06**	**0,05**
Number of shares on which the calculation is based	302.958.539	301.413.147